UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Carr                Jay F.
   Corporate Headquarters
   100 Crystal A Drive
   Hershey,       PA     17033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January 1998
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President, Hershey Pasta and Grocery Group
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/31/97    A    V   135.4908      A  $0.0000 (1)  5,953.9755     I  401(k) Plan
                                              (1)
Common Stock                                  12/31/97    A    V   3.6810        A  $0.0000 (2)  249.0620       I  by Son
                                              (2)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Performance Share                     01/30/98       J                          3,002.0000
Unit(3)
Non-Qualified Stock Option     $61.5000        01/19/98       A         7,200.0000                                     01/19/08
(right to buy)(4)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Performance Share     01/30/98  Common Stock                   3,002.0000     $64.8293   20,682.0000   D
Unit(3)
Non-Qualified Stock Option     01/19/98  Common Stock                   7,200.0000     $61.5000   7,200.0000    D
(right to buy)(4)

Explanation of Responses:

(1)
These shares were acquired from May 2, 1997 to December 31, 1997 pursuant to the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). These shares were purchased at various intervals throughout the year and the closing price on December 31, 1997 was $61.9375. The exact price of each share at date of acquisition is not readily determinable.
(2)
These shares were acquired from January 1, 1997 through December 31, 1997 pursuant to a Hershey Foods Dividend Reinvestment plan. Shares were purchased quarterly at prices ranging from $50.00 to $63.313.
(3)
Settlement on 3,002 Deferred Performance Share Units ("DPSUs") deferred on 2/91 pursuant to the Hershey Foods Corporation (HFC) Employee Incentive Plan under old Rule 16b-3. DPSUs have a stock withholding feature which permits the withholding of stock at settlement to satisfy income tax withholding obligations. Settlement included conversions of DPSUs into cash (2065 shares) and withholding of 937 DPSUs to satisfy tax withholding obligations. (4) These options were granted under the Hershey Foods Corporation 1987 Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.                SIGNATURE OF REPORTING PERSON /S/ Carr Jay F. DATE 02/10/98